Filed pursuant to Rule 433
Dated October 29, 2014
Registration Nos. 333-189150
333-189150-01

Free Writing Prospectus
(To Preliminary Prospectus Supplement dated October 29, 2014 and Prospectus dated June 7, 2013 (the “Base Prospectus”))

$1,000,000,000 4.500% Subordinated Debt Securities Due 2024

Term Sheet

Issuer:	Lloyds Banking Group plc
Expected Issue Ratings*:	Baa3 / BB+ / BBB+ (Moody’s, S&P, Fitch)
Status:	Dated subordinated Tier 2 notes
Format/Ranking:	SEC Registered Global Notes – Fixed Rate
Principal Amount:	$1,000,000,000
Pricing Date:	October 29, 2014
Expected Settlement Date:	November 4, 2014 (T+4)
Maturity Date:	November 4, 2024
Coupon:	4.500%
Interest Payment Dates:	Semi-annually on May 4 and November 4, commencing May 4, 2015
Benchmark Treasury:	UST 2.375% due August 15, 2024
Benchmark Treasury Price/ Yield:	100-15 / 2.321%
Spread to Benchmark Treasury:	UST + 225 basis points
Reoffer Yield:	4.571%
Reoffer Price:	99.435%
Underwriting Commissions:	0.500%
Net Proceeds:	$989,350,000
Agreement with Respect to the Exercise of the U.K. Bail-in Power:
By purchasing the Subordinated Notes, each holder (including each beneficial owner) of the Subordinated Notes acknowledges, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the cancellation of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes and/or (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Subordinated Notes into shares or other securities or other obligations of LBG or another person, which U.K. bail-in power may be exercised by means of variation of the terms of the Subordinated Notes solely to give effect to the above. With respect to (i) and (ii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder (including each beneficial owner) of the Subordinated Notes further acknowledges and agrees that the rights of the holders under the Subordinated Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority expressed to implement such a cancellation or conversion.

For these purposes, a “U.K. bail-in power” is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to us or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a European Union directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime by way of amendment to the Banking Act 2009 as the same may be amended from time to time (whether pursuant to the Banking Reform Act 2013 or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power).

ISIN:	US53944YAA10
CUSIP:	53944YAA1
Day Count Fraction:	30 / 360
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Business Days:
Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London

Business Day Convention:	Following, unadjusted
Expected Listing:	New York Stock Exchange
Joint Book-Running Managers:	Citigroup Global Markets Inc., Goldman, Sachs & Co., J.P. Morgan Securities LLC, Lloyds Securities Inc., Morgan Stanley & Co. LLC and Nomura Securities International, Inc.

* Note:   A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

It is expected that delivery of the Subordinated Notes will be made against payment thereof on or about November 4, 2014, which will be 4 business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+4 to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the securities who wish to make such trades should consult their own advisors.

Lloyds Banking Group plc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Lloyds Banking Group plc and, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman, Sachs & Co. toll-free at (866)471-2526, J.P. Morgan Securities LLC collect at (212) 834 4533, Lloyds Securities Inc. collect at (212) 930-5000, Morgan Stanley & Co. LLC toll-free at (866) 718-1649 and Nomura Securities International, Inc. toll-free at (800) 638-2268.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.